SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               (Amendment No. 1)*

                            Cypress Bioscience, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    232674507
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                                 (CUSIP Number)


                                December 31, 2008
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232674507                   13G                  Page 2 of 5 Pages


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1.      NAME OF REPORTING PERSONS: Brandon Fradd I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSONS (ENTITIES ONLY)
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  |_|
                                                          (b)  |X|
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

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 NUMBER OF SHARES   5.    SOLE VOTING POWER                464,522
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
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                    6. SHARED VOTING POWER                 2,015,863
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                    7. SOLE DISPOSITIVE POWER              464,522
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                    8. SHARED DISPOSITIVE POWER            2,015,863
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           2,480,385
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    6.6%
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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
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



Item 1.

         (a) Name of Issuer.

                  Cypress Bioscience, Inc.

         (b) Address of Issuer's Principal Executive Offices.

                  4350 Executive Drive, Suite 325, San Diego, California 92121
Item 2.

         (a) Name of Person Filing.

                  This Schedule 13G is being filed by Brandon Fradd.

         (b) Address of Principal Business Office or, if none, Residence.

                  68 Jane Street, 2E, New York, NY 10014.

         (c)      Citizenship.

                  United States of America.

         (d) Title of Class of Securities.

                  Common Stock, par value $0.001 per share.

         (e) CUSIP Number.

                  232674507

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                   Not Applicable

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as  defined  in  Section  3(a)(6)  of the Act (15 U.S.C.
               78c);

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940; (15 U.S.C. 80a-8)


          (e)  [ ]  Investment    Adviser    in    accordance    with   Sec.
               240.13d-1(b)(1)(ii)(E);


          (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d(Y)1(b)(1)(ii)(F);


          (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


          (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J); (k) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K);

         If  filing  as  a  non-U.S.   institution   in  accordance   with  Sec.
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.           Ownership

         (a) Amount Beneficially Owned. 2,480,385 shares.

         (b) Percent of Class. 6.6%

         (c) Number of shares as to which each such person has

                  (i) sole power to vote or to direct the vote: 464,522 shares.

                  (ii) shared power to vote or to direct the vote: 2,015,863 shares.

                  (iii) sole power to dispose or to direct the disposition of:
464,522 shares.

                  (iv) shared power to dispose or to direct the disposition of:
2,015,863 shares.


As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Brandon Fradd beneficially owns 2,480,385 shares of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), representing 6.6% of the Common Stock. Mr. Fradd directly owns 464,522 shares of Common Stock and indirectly owns 2,015,863 shares of Common Stock in his capacity as (i) the sole principal of Apollo Medical Fund Management L.L.C., which in turn is the general partner for Apollo Medical Partners, L.P. ("Apollo L.P."), (ii) the chief executive officer with sole control of Apollo Equity Management, Inc., a Delaware corporation, which in turn acts as the investment manager for Apollo Medical Offshore Partners, Ltd. ("Apollo Ltd."), an exempt company incorporated in the Bahamas and (iii) the manager of several separate accounts (collectively, the "Separate Accounts") on a discretionary basis.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Each of Apollo L.P., Apollo Ltd., and the Separate Accounts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:  February 17, 2009

                                           /s/ Brandon Fradd
                                           ---------------------
                                           Brandon Fradd










Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).